August 9, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Krebs, Special Counsel
Jan Woo, Legal Branch Chief
Office of Technology

Re:	Greenidge Generation Holdings Inc.
Registration Statement on Form S-4
File No. 333-255741

Dear Ms. Krebs:

Reference is made to the Registration Statement on Form S-4 (File No. 333-255741) (the “Registration Statement”) filed by Greenidge Generation Holdings Inc. (“Greenidge”) with the U.S. Securities and Exchange Commission on May 4, 2021, as amended.

Greenidge hereby requests that the Registration Statement be declared effective at 4:00 p.m. Eastern Time on August 10, 2021, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact Christopher M. Zochowski at (202) 508-8010. Please notify Mr. Zochowski when this request for acceleration of effectiveness of the Registration Statement has been granted.

*****

Very truly yours,

/s/ Jeffrey E. Kirt
Jeffrey E. Kirt Chief Executive Officer

cc:	Christopher M. Zochowski – Shearman & Sterling LLP
Cody L. Wright – Shearman & Sterling LLP
David Ingles – Pillsbury Winthrop Shaw Pittman LLP